Exhibit 99.1

500.com Limited Announces Strategic Investment in Qufan

November 25, 2016

SHENZHEN, China, November 25, 2016 — 500.com Limited (NYSE: WBAI) (“500.com” or the “Company”), a leading online sports lottery service provider in China, today announced that it has agreed to invest in Qufan Internet Technology Inc. and Shenzhen Qufan Internet Technology Co., Ltd. (together “Qufan”), an operator of mobile social poker games. 500.com is investing in ordinary shares representing 51.0% of equity interest in each of Qufan Internet Technology Inc. and Shenzhen Qufan Internet Technology Co., Ltd. for an aggregate cash consideration of RMB110.5 million (approximately US$16.0 million). The consummation of the investment is subject to certain conditions.

500.com will cooperate with Qufan to help develop and promote its mobile social poker games platform.

About 500.com Limited

500.com Limited (NYSE: WBAI) is a leading online sports lottery service provider in China. The Company offers a comprehensive and integrated suite of online lottery services, information, user tools and virtual community venues to its users. 500.com was among the first companies to provide online lottery services in China, and is one of two entities that have been approved by the Ministry of Finance to provide online lottery sales services on behalf of the China Sports Lottery Administration Center, which is the government authority that is in charge of the issuance and sale of sports lottery products in China.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "going forward," "outlook" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.